TFS CAPITAL INVESTMENT TRUST

FILED VIA EDGAR

December 19, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TFS Capital Investment Trust File Nos. (File Nos. 333-113652 and 811-21531)

Ladies and Gentlemen:

TFS Capital Investment Trust (“Registrant”) and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Post-Effective Amendment No. 14 (the “Amendment”) to Registrant’s registration statement on Form N-1A, which was filed on December 19, 2011 pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940, be accelerated to December 27, 2011.  The acceleration is being requested in order to begin the operations of the TFS Hedged Futures Fund prior to yearend.  Registrant and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.

            Please direct any questions or comments regarding this filing to the undersigned at 513/587-3406.

Very truly yours,

TFS CAPITAL INVESTMENT TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ Larry S. Eiben	By: /s/ Robert G. Dorsey
Larry S. Eiben, President	Robert G. Dorsey, President